Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces First Quarter 2008 Results

First Quarter Revenues Grew 447.0% Year-Over-Year;

First Quarter Net Income Grew 379.9% Year-Over-Year

BEIJING, China, June 3, 2008 – Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE:XIN), a fast-growing residential real estate developer with a focus on strategically selected Tier II cities in China, today announced its unaudited financial results for the first quarter ended March 31, 2008.

•	Total revenues for the first quarter of 2008 were US$125.1 million, a 447.0% increase from US$22.9 million for the same quarter in 2007.

•

Net income for the first quarter of 2008 was US$33.0 million, a 379.9% increase from US$6.9 million for the same quarter in 2007. Net income attributable to ordinary shareholders for the first quarter of 2008 was US$0.13 diluted earnings per share, or equivalent to US$0.26 diluted earnings per American Depository Share (“ADS”), a 62.5% increase from US$0.08 diluted earnings per share, or equivalent to US$0.16 per ADS, for the same quarter in 2007.

•

In the first quarter of 2008, the Company launched a new project with total developable gross floor area (“GFA”) of 204,992 square meters in Suzhou, and completed construction of total GFA of approximately 115,000 square meters for two ongoing projects in Jinan and Suzhou.

•

As of March 31, 2008, the Company had land reserves representing approximately 2.4 million square meters of developable gross floor area, all of which is either under construction or in the planning stage. This represents future sales of 1.5 to 2 years of development activity, and is consistent with the Company’s business plan.

•

Although the Company’s two projects in Chengdu did not suffer any damage from an earthquake that recently occurred in Sichuan Province and construction was resumed in late May, the construction and pre-sale activities of these two projects may be delayed.

“We enjoyed strong growth in revenues and net income in the first quarter of 2008 with increased sales contributions from new developments located outside of Zhengzhou,” said Mr. Yong Zhang, Xinyuan’s chairman and chief executive officer. “Over the last year we have successfully replicated our business model into new cities while maintaining our focus on rapid asset turnover and strict cost control. Recently, we have concentrated our efforts on strengthening our local subsidiaries and increasing our understanding of local markets, and our first quarter achievements are a reflection of this success.”

Mr. Zhang continued, “Going forward, we will continue to focus on executing our business strategy and strengthening our local management teams while keeping a close eye on macroeconomic policy and market adjustments to gauge strategic land acquisition opportunities. Through our efforts, and based on positive trends from markets in second tier cities, we are confident Xinyuan remains in a strong competitive position.”

“In the first quarter of 2008 we launched the Suzhou International City Garden project, with a total developable GFA of over 200,000 square meters and we completed approximately 115,000 square meters of GFA in our Jinan Elegant Scenery and Suzhou Lake Splendid projects,” said Mr. Longgen Zhang, Xinyuan’s chief financial officer. “Building on the success of new projects and our initial public offering in the fourth quarter of 2007, our financial position is healthy, our cash balance is strong, and with the entire land premium for existing projects paid-off, we are in a very strong cash flow position to finance existing projects to completion and execute our business strategy.”

Financial Results for First Quarter 2008

Revenues

Total revenues were US$125.1 million for the first quarter of 2008, compared to US$22.9 million and US$91.4 million for the first and fourth quarters of 2007, respectively, representing increases of 447.0% and 36.9% from the first and fourth quarters of 2007, respectively.

Revenues from real estate sales were US$124.2 million for the first quarter of 2008, compared to US$22.1 million and US$90.0 million for the first and fourth quarters of 2007, respectively. The quarter-over-quarter increase in revenue was primarily due to increased revenue of US$54.8 million from Jinan International City Garden, Suzhou Lake Splendid and Suzhou Colorful Garden, compared to the fourth quarter of 2007, and was partially offset by reduced revenue of US$28.2 million from Jinan City Family, the saleable units for which were almost entirely sold in 2007. The year-over-year increase in revenue was primarily attributable to additional revenue from seven new property developments with sales in the first quarter of 2008, including Suzhou Lake Splendid, Suzhou International City Garden, Anhui Wangjiang Garden, Suzhou Colorful Garden, Jinan Elegant Scenery, Zhengzhou Commercial Plaza and Jinan City Family.

Gross Profit

Gross profit for the first quarter of 2008 was US$36.6 million, compared to US$12.7 million and US$30.3 million for the first and fourth quarters of 2007, respectively. The gross margin percentage for the first quarter of 2008 was 29.2%, compared to 55.3% and 33.1% for the first and fourth quarters of 2007, respectively. The quarter-over-quarter decrease in gross margin percentage resulted principally from the inclusion in the fourth quarter of 2007 of a favorable adjustment of approximately US$3 million to the cost of revenue, resulting from a change in management’s estimate of future revenue after reviewing actual market conditions. The year-over-year decrease in gross margin percentage was attributed to the first quarter 2007 sale of Zhengzhou Central Garden West and Zhengzhou Central Garden East which generated higher gross margins due to lower land acquisition costs and construction costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were US$10.9 million for the first quarter of 2008, compared to US$2.9 million and US$13.9 million for the first and fourth quarters of 2007, respectively. As a percentage of total revenue, the selling, general and administrative expenses for the first quarter of 2008 were 8.7%, compared to 12.7% and 15.2% for the first and fourth quarters, respectively. The quarter-over-quarter decrease was primarily attributable to decreased selling and marketing activities in the first quarter of 2008 due to cold weather and public holidays during the period, as compared to the fourth quarter of 2007. The year-over-year increase in total selling, general and administrative expenses was due to increased selling and marketing activities to promote new projects, salaries and other expenses associated with the addition of new employees, stock-based compensation amortization, and professional fees.

Operating Margin

The operating margin percentage for the first quarter of 2008 was 20.5%, compared to 42.6% and 17.9% for the first and fourth quarters of 2007, respectively. The quarter-over-quarter increase in operating margin was primarily due to reduced selling and marketing expenses in the first quarter of 2008. The year-over-year decrease in operating margin was due to reduced gross margins of property developments for the first quarter of 2008 and increased selling and marketing activities to promote new projects, salaries and other expenses associated with the addition of new employees, stock-based compensation amortization, and professional fees. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was 23.1%, compared to 42.6% and 22.9% in the first and fourth quarters of 2007, respectively.

Share of Income in an Equity Investee and Exchange Gains

In the first quarter of 2008, the Company recognized income in the amount of US$3.6 million from its equity investment in a 45% owned project company, Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd., compared to income in the amount of US$2.9 million in the fourth quarter of 2007. The increase was attributable to increased net income of the project company in the first quarter of 2008.

In addition, the Company recognized unrealized foreign exchange gain of US$2.2 million in the first quarter of 2008, which resulted from the appreciation of Renminbi against U.S. dollar, as we translated certain U.S. dollar-denominated long-term debts into Renminbi for the first quarter of 2008 using the exchange rate at March 31, 2008. A US$1.6 million foreign exchange gain of the same nature was recognized in the fourth quarter of 2007.

Change in Fair Value of Derivative Liabilities

In the first quarter of 2008, the Company recognized a gain of US$11.3 million arising from a decrease in fair value of the warrants issued with floating rate notes, compared to an expense of US$2.4 million arising from an increase in fair value of the warrants in the fourth quarter of 2007.

Income Taxes

Income tax expenses for the first and fourth quarters of 2007 and the first quarter of 2008 are summarized as follows:

	Three months ended
	March 31, 2007	December 31, 2007	March 31, 2008
	US$’000	US$’000	US$’000
Corporate income tax	607	2,222	1,509
Land appreciation tax	438	1,888	1,895
Unrecognized tax uncertainty benefits	—	(99)	485
Deferred tax expense	2,295	5,120	6,996

Income taxes	3,340	9,131	10,885

Under relevant tax rules in China, corporate income tax is recognized upon the delivery of property units to customers or, in the case of the Company’s subsidiary in Zhengzhou, determined based on a deemed profit method. The quarter-over-quarter decrease in corporate income tax was mainly because a major project, Jinan City Family, was delivered in the fourth quarter of 2007 with recognized income tax of US$1.3 million, whereas no major project was delivered in the first quarter of 2008. The quarter-over-quarter increase in deferred tax was primarily attributable to increased revenue recognized in the first quarter of 2008 under the percentage of completion method, as compared to the fourth quarter of 2007.

Net Income

Net income for the first quarter of 2008 was US$33.0 million, compared to US$6.9 million and US$8.2 million for the first and fourth quarters of 2007, respectively. The Company reported basic and diluted earnings per share of US$0.22 and US$0.13, or earnings per ADS amounted to US$0.44 and US$0.26 for the first quarter of 2008, respectively. Each ADS represents two common shares.

Outlook for Fiscal Year 2008

Based on current operating and market conditions, the Company expects its total revenues for 2008 to be in the range of US$550 million to US$630 million, representing year-over-year growth in the range of approximately 77% to 103%. In addition, the Company estimates its net income to be between US$60 million and US$70 million, representing year-over-year growth of approximately 31% and 53%.

The Company has made some key underlying assumptions in its estimates, which include, among others, possible delays in construction, pre-sale, and delivery of development projects related to the recent earthquake in Sichuan Province and market uncertainties, higher construction costs due to rising cost of raw materials and labor, no revenue expected from projects developed on new land acquired in 2008, and no change after March 31, 2008 in fair value of the warrants attached to the outstanding floating rate notes.

Non-GAAP Measures

This release contains non-GAAP financial measures, as such term is defined by the U. S. Securities and Exchange Commission. These non-GAAP financial measures, which are identified in this release, are used by management as measures of the Company’s performance, and should be considered in addition to, not in isolation or as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of GAAP to Non-GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, and non-GAAP net income.

The Company’s management uses certain non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation charges, unrealized foreign exchange gain or loss, amortization of intangible assets, amortization of convertible debt issuance cost and charges arising from changes in fair value of derivative warrant liabilities, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company computes its non-GAAP financial measures using the same consistent methods from quarter to quarter. The Company’s management believes that these non-GAAP financial measures can provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures can provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash settlement or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results. The Company’s management believes excluding the non-cash stock-based compensation charges, unrealized foreign exchange gain, amortization expense of intangible assets and charges resulting from changes in fair value of derivative warrant liabilities from its non-GAAP financial measure of net income are useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.

Conference Call Information

Xinyuan’s management will host an earnings conference call on June 3, 2008 at 8 a.m. U.S. Eastern Daylight Savings Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-614-3472
Hong Kong:	+852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Xinyuan earnings call.”

A replay of the conference call may be accessed by phone at the following number until July 3, 2008:

International:	+1-617-801-6888
Passcode:	83836424

Additionally, a live and archived webcast of the conference call will be available at http://ir.xyre.com .

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a fast-growing developer of large scale, quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community life. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Ranked #1 among all property developers in Zhengzhou in terms of contracted sales of residential units for the years 2004, 2005 and 2006, Xinyuan has expanded its network to cover a total population of over 34.5 million people in 6 strategically selected Tier II cities, comprising of Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan has completed 14 projects with a total GFA of over 1.0 million square meters within the past 10 years and as of March 31, 2008, Xinyuan had 8 projects under construction with a total GFA of 1.2 million square meters and 5 additional projects under planning with total GFA of 1.2 million square meters. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that we may be unable to complete our property developments on time or at all; the risk that our results of operations may fluctuate from period to period; the risk that the PRC government may adopt further measures to curtail the growth in the property sector; the risk that we face intense competition from other real estate developers; the risk that PRC economic, political and social conditions, government policies as well as natural disaster can affect our business and other risks outlined in our public filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended. All information provided in this press release is as of June 3, 2008. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to adjustment. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2007 is still in progress. In addition, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We make no representation of management’s assessment regarding internal control over financial reporting or include an attestation report of the Company’s independent auditors due to a transition period established by rules of the SEC for newly public companies.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31, 2007	December 31, 2007(1)	March 31, 2008
Revenue	$22,877	$91,425	$125,137

Cost of revenue	(10,226)	(61,145)	(88,582)

Gross profit	12,651	30,280	36,555

Selling and distribution expenses	(1,018)	(4,558)	(1,853)
General and administrative expenses	(1,893)	(9,340)	(9,016)

Operating income	9,740	16,382	25,686

Interest income	165	681	1,041
Interest expense	(174)	(1,765)	(3)
Share of income in an equity investee	—	2,867	3,585
Exchange gains	—	1,561	2,232
Change in fair value of warrant liabilities	476	(2,416)	11,296

Income from operations before income taxes	10,207	17,310	43,837

Income taxes	(3,340)	(9,131)	(10,885)

Net Income	6,867	8,179	32,952

Accretion of Series A convertible preference shares	(722)	(572)	—

Deemed dividend(2)	—	(182,229)	—

Net income attributable to ordinary shareholders	$6,145	$(174,622)	$32,952

Earnings (loss) per share:
Basic	0.08	(1.51)	0.22
Diluted(3)	0.08	(1.51)	0.13
Shares used in computation:
Basic	75,704	115,361	148,398
Diluted	76,190	115,361	161,373

(1) The Company’s earnings as previously reported under cover of Form 6-K dated April 2, 2008 for the fourth quarter and the full year 2007 have been revised in this release to account for certain year-end audit adjustments. The effect of these adjustments was to increase net income by US$1.6 million and US$3.1 million for the fourth quarter of 2007 and the year ended December 31, 2007, respectively, compared to previously reported amounts. These revisions include, among others, unrealized foreign exchange gain of US$3.1 million arising from translating certain U.S. dollar-denominated long-term debts into Renminbi using the exchange rate at the balance sheet date. Included in these differences are US$0.7 million and US$0.8 million that relate to the second and third quarters of 2007, respectively.

(2) On November 13, 2007, the holders of the Company’s Series A convertible preference shares agreed to waive the contingent conversion option contained in the shares. The modification was deemed to be substantive and was treated for accounting purpose as an extinguishment of the Series A convertible preference shares. In connection with this, the Company recognized a dividend of approximately US$182.2 million to the Series A convertible preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect the Company’s net income or cash flows. However, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007 by the same amount.

(3) Diluted Earnings per Share for the Three Months Ended March 31, 2008

The diluted earnings per share for the three months ended March 31, 2008 is calculated as follows:

Three Months Ended March 31, 2008
US$’000
Numerator:
Net income	$32,952
Change in fair value of warrant liabilities*	(11,296)

Net income attributable to ordinary shareholders – diluted	$21,656

Denominator:
Number of shares outstanding - basic	148,398
Incremental shares as if warrants were exercised at beginning of period	61
Convertible subordinated notes	9,597
Stock options	3,317

Number of shares outstanding - diluted	161,373

Diluted earnings per share	$0.13

*	The Company assumes the warrants embedded in the floating rate notes to be exercised on January 1, 2008. This would have caused the Company not to recognize the US$11.3 million gain arising from the change in fair value of the warrants because there would be no change in the fair value of the warrants during the three months ended March 31, 2008 if they were exercised on January 1, 2008.

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(U.S. Dollars in thousands)

	December 31, 2007	March 31, 2008
ASSETS
Current assets
Cash and cash equivalents	$309,315	$144,594
Restricted cash	48,267	57,748
Accounts receivable	257	129
Other receivables	4,750	4,814
Other deposits and prepayments	12,864	16,180
Advances to suppliers	3,052	2,455
Real estate property development completed	4,917	1,770
Real estate property under development	379,142	604,812
Other current assets	7,782	1,956

Total current assets	770,346	834,458

Real estate property under development	9,738	—
Real estate properties held for lease, net	6,811	7,018
Property and equipment, net	4,649	5,073
Other long-term investment	242	242
Interests in an equity investee	9,344	13,461
Other assets	6,065	6,430

TOTAL ASSETS	$807,195	$866,682

	December 31, 2007	March 31, 2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$45,490	$48,988
Short-term bank loans	49,284	35,333
Customer deposits	25,261	29,904
Income tax payable	5,406	6,729
Deferred tax liabilities	7,532	15,198
Other payables and accrued liabilities	18,296	17,904
Payroll and welfare payable	3,105	1,227
Due to related parties	—	14,682

Total current liabilities	154,374	169,965

Long-term bank loans	137,858	139,407
Warrant liabilities	16,592	5,296
Deferred tax liabilities	4,776	5,237
Unrecognized tax benefits	11,925	12,410
Other long-term debt	91,771	95,225

Total liabilities	417,296	427,540

Shareholders’ equity
Common shares	15	15
Additional paid-in capital	490,361	493,705
Statutory reserves	12,145	12,145
Accumulated deficit(2)	(123,704)	(90,751)
Accumulated other comprehensive earnings	11,082	24,028

Total shareholders’ equity	389,899	439,142

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$807,195	$866,682

(2) On November 13, 2007, the holders of the Company’s Series A convertible preference shares agreed to waive the contingent conversion option contained in the shares. The modification was deemed to be substantive and was treated for accounting purpose as an extinguishment of the Series A convertible preference shares. In connection with this, the Company recognized a dividend of approximately US$182.2 million to the Series A convertible preference shareholders, representing the difference between the fair value of the convertible preference shares immediately after the modification and the carrying value of the preference shares immediately prior to the modification. This deemed dividend did not affect the Company’s net income or cash flows. However, it reduced the net income attributable to ordinary shareholders and retained earnings for the year ended December 31, 2007 by the same amount.

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP to NON-GAAP RESULTS

(U.S. Dollar in thousands, except per share data)

	Three months ended March 31, 2008
	GAAP		Adjustments	Non-GAAP Results
Gross profit	36,555			36,555
Operating expenses	10,869	(a)	(3,175)	7,609
		(b)	(85)
Operating income	25,686	(a)	3,175	28,946
		(b)	85
Net income	32,952	(a)	3,344	22,853
		(b)	85
		(c)	(11,296)
		(e)	(2,232)

	Three months ended December 31, 2007
	GAAP		Adjustments	Non-GAAP Results
Gross profit	30,280			30,280
Operating expenses	13,898	(a)	(4,546)	8,896
		(b)	(85)
		(d)	(371)
Operating income	16,382	(a)	4,546	21,384
		(b)	85
		(d)	371
Net income	8,179	(a)	4,858	14,348
		(b)	85
		(c)	2,416
		(d)	371
		(e)	(1,561)

	Three months ended March 31, 2007
	GAAP		Adjustments	Non-GAAP Results
Gross profit	12,651			12,651
Operating expenses	2,911	(b)	(85)	2,826
Operating income	9,740	(b)	85	9,825
Net income	6,867	(b)	85	6,952

(a)	To adjust stock-based compensation charges
(b)	To adjust amortization of property management rights
(c)	To adjust changes in fair value of derivative warrant liabilities
(d)	To adjust amortization of convertible debt issuance cost
(e)	To adjust unrealized exchange gain

CONTACTS

In China:

Ms. Lisa Wang

Director of Investor Relations

General Manager of Strategy, Investment and Financing Department

Tel:	+86 (10) 6598-1626
Email:	lisa.wang@xyre.com

Mr. Derek Mitchell

Ogilvy Public Relations Worldwide (Beijing)

Tel:	+86 (10) 8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman

Ogilvy Public Relations Worldwide (New York)

Tel:	+1 (212) 880-5363
Email:	jeremy.bridgman@ogilvypr.com